UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2024

IdentifySensors Biologics, Corp.

(Exact name of issuer as specified in its charter)

Delaware	85-1615176
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122

(Full mailing address of principal executive offices)

(216) 543-3031

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion relates to the historical operations and financial statements of IdentifySensors Biologics Corp for the six months ended December 31, 2024.

Forward-Looking Statements

The following Management’s Discussion and Analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Semi-Annual Report. The Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this Semi-Annual Report. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risks Factors” in our various filings with the Securities and Exchange Commission. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this Semi-Annual Report.

Company Overview

IdentifySensors Biologics “ISB” is a pioneering bio-nanotechnology company at the forefront of developing an advanced graphene-based biosensor gene-detection platform. Our mission is to revolutionize molecular detection with innovative solid-state electronic biosensors that rapidly and simultaneously detect multiple test targets using a single test sample. The technology does not use amplification, liquid reagents or require skilled labor and has a sensitivity comparable to Polymerase Chain Reaction (PCR) of ~ 300 gene copies per milliliter (mL) of sample.

Leveraging cutting-edge nanotechnology and biotechnology, we are focused on commercializing Check4, a graphene-based electronic biosensor platform for rapid, reagentless multiplexed detection of nucleic acids (target RNA, DNA and proteins). The electronic biosensor platform is intended to be developed for use with a wide range of sample types, including saliva, blood, sputum, urine and others commonly used for molecular testing.

Our proprietary biosensor platform relies on a unique and patented method of detection that involves binding molecules, primarily ssDNA molecules, to the surface of graphene sensors. This innovative approach enables the precise immobilization of target DNA sequences, facilitating highly sensitive and specific molecular recognition. Central to our technology is the principle of hybridization, wherein complementary DNA strands selectively bind to their counterparts on the graphene surface, resulting in direct digital detection of nucleic acid sequences characteristic of target viral and bacterial pathogens or other gene targets of interest. By leveraging the exceptional electrical properties of graphene, ISB intends to achieve unparalleled sustainable competitive advantages such as speed, sensitivity, selectivity and reliability compared to existing molecular technologies.

Sustainable competitive advantages are unique, long-term advantages a company holds over its competitors, allowing it to consistently outperform them. The advantages are difficult to replicate or surpass and are typically based on factors such as superior technology, cost structure, manufacturing, business model and brand loyalty. Figure 1 presents a side-by-side comparison of the sustainable competitive advantages of Check4, compared to Laboratory Nucleic Acid Amplification Tests (NAATs).

2

Figure 1: Sustainable Competitive Advantages of Check4 Compared to Nucleic Acid Amplification Test (NAATs) Types

Sustainable Competitive Advantage	Check4	Laboratory Nucleic Acid Amplification Test (NAATs)
Speed	~ 5 minutes -- NO skilled labor, temperature-sensitive reagents or expensive equipment	2-4 hours -- requiring skilled technician, temperature-sensitive reagents and PCR machine
Portability & Accessibility	Point-of-Care, Home Use & Remote Settings	Laboratory
Sensitivity	300 viral copies/mL of sample	10-1,000 viral copies/mL of sample
Selectivity	Highly selective digital test with no cross reactivity from interfering agents	Highly selective chemical test when RNA is extracted properly, and environmental conditions (pH and temperature) are precisely controlled
Multiplex Detection	Direct digital detection of multiple analytes in a single sample	Detection of fewer targets using amplification with a single sample
Sample Types	Blood and saliva	Blood and nasal swab
Cost of Goods Sold (COGS)	<$7.50-$5/single-use test cartridge <$42-$35/many-use test cartridge reader	>$60/single-use test $15-$50K/qPCR machine that requires annual maintenance ~ $8-$12K/year

IdentifySensors Biologics Corp., is a Delaware corporation, founded on June 11, 2020. Since its founding, the company has raised over $18 million through qualified public offerings and private placements, advancing to pilot production stage and is currently working through validation of low-volume production.

Our team is made up of subject matter experts across highly relevant technology disciplines such as Electrochemistry, Molecular Biology, Material Science and Data Science. The ISB team also includes experts in quality assurance and supply chain as well as regulatory and commercialization of in vitro diagnostics (IVDs).

Our team is focused on inventing a breakthrough method of molecular detection based on electronic methods instead of antiquated chemical methods. Such chemical methods rely on a process called amplification that was discovered in the early 1980s. Amplification involves replicating a specific segment of DNA or RNA using an enzyme, so the larger number of specific segments are easier to detect and analyze. The amplification process first requires denaturing the double-stranded DNA by heating, then annealing a synthetic DNA sequence called a primer to a target region of complementary sequences. The enzyme called DNA polymerase adds nucleotides to the primers, extending the new DNA strand and effectively replicating the target sequence. If replication of the target sequence occurs, then the specific sequence is present in the sample, otherwise the target sequence will not replicate. Nearly all forms of molecular detection on the market use amplification techniques, which are well known to be complicated and best suited for a complex, sterile laboratory environment, requiring highly skilled labor, sensitive reagents and precise execution.

We have been working to develop and commercialize an innovative graphene-based biosensor platform called Check4 for rapid and accurate molecular detection of pathogens.

Throughout the development of Check4, IdentifySensors Biologics has been focused on harnessing the exceptional properties of graphene, a two-dimensional carbon material renowned for its extraordinary conductivity and surface characteristics. Our proprietary biosensor platform relies on a unique method that capitalizes on binding molecules, primarily ssDNA molecules, to the surface of graphene sensors. This innovative approach enables the precise immobilization of target DNA sequences, facilitating highly sensitive and specific molecular recognition. Central to our technology is the principle of hybridization, wherein complementary DNA strands selectively bind to their counterparts on the graphene surface, resulting in direct detection of nucleic acid sequences characteristic of target viral and bacterial pathogens. By leveraging the exceptional electrical properties of graphene, IdentifySensors Biologics intends to achieve unparalleled speed, sensitivity, selectivity and reliability in molecular detection.

3

While Check4 is still in development and is not yet approved by the U.S. Food and Drug Administration, which will require significant additional capital to do so -- the platform has the promise of offering a host of advantages over conventional nucleic acid amplification tests (NAATs) including:

1.	Rapid Detection: Check4 provides rapid results through a secure Cloud-based app., enabling real-time identification of pathogens within minutes, thus facilitating prompt decision-making in clinical and public health settings.
2.	High Sensitivity: The unique electrical properties of graphene enable the detection of minute quantities of nucleic acids, ensuring sensitivity comparable to and even in some cases exceeding traditional laboratory techniques.
3.	Portability and Accessibility: Designed for versatility and ease of use, Check4 is adaptable to various environments, including point-of-care settings, field applications, and resource-limited settings.
4.	Multiplexed Detection: Check4 is configured for multiplexed detection, allowing simultaneous screening for multiple pathogens in a single assay, thereby enhancing efficiency and throughput.
5.	Cost-Effectiveness: By streamlining the detection process and minimizing the need for complex instrumentation and liquid reagents, Check4 offers a cost-effective solution for molecular diagnostics.

IdentifySensors Biologics is committed to advancing digital healthcare and biosafety in the fight against infectious disease through innovations in nanotechnology and biotechnology. Our development pipeline of multiplex tests intends to cover both viral and bacterial targets including respiratory targets such as SARS-CoV-2, Influenza A, Influenza B and Respiratory Syncytial Virus (RSV); Filovirus targets such as Marburg and Ebolavirus; Hepatitis C; Streptococcus, Lyme and Chlamydia trachomatis/Neisseria gonorrhoeae (CT/NG) among other viral and bacterial pathogens.

As of June 23, 2025 the Company has not yet commenced commercial sales or generated any revenue. The Company’s activities since inception have consisted of business formation activities such as establishing agreements, acquiring equipment and materials for conducting research and development, prototyping and pilot production manufacturing activities. The Company has been continually raising capital, principally through the sales of common and preferred stock and loans from affiliates to support these activities. The Company’s expenses have been primarily operating costs, research and development, pilot production manufacturing costs and professional service fees.

The Company intends to incur significant additional expenses to further its research and development objectives, ramp-up manufacturing and conduct clinical studies. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Legal Proceedings

On May 3, 2024, Ghazi Kashmolah (“Mr. Kashmolah”), the Company’s former Chief Quality Officer, sent a demand letter to the Company which alleged various claims arising out of Mr. Kashmolah’s employment with the Company. Chief among the claims asserted by Mr. Kashmolah is the allegation that the Company purportedly terminated Mr. Kashmolah in violation of California’s whistleblower statute, Labor Section 1102.5. The demand letter offered to settle Mr. Kashmolah’s claims for the sum of $1,875,400.

Although we believe Mr. Kashmolah’s claims to be meritless, in an effort to avoid the cost and uncertainty of litigation, we agreed to attend a mediation with Mr. Kashmolah. When the mediation proved to be unsuccessful, we filed an action for declaratory relief against Mr. Kashmolah in the Northern District of Ohio which seeks to adjudicate Mr. Kashmolah’s threatened claims in the proper jurisdiction of Ohio. After, the Ohio complaint was filed Mr. Kashmolah (1) filed a complaint in California against IdentifySensors Biologics Corp, IdentifySensors Fresh Foods Enterprises, Greg Hummer, and Bruce Raben, (the “California Action”) and (2) filed a motion to stay the Ohio action.  For whatever reason, Mr. Kashmolah originally only served the California Complaint on IdentifySensors Biologics Corp. In response, we filed a motion quash the summons for lack of jurisdiction which the Court granted dismissing IdentifySensors Biologics Corp. from the California Action. Subsequently, Ohio Court denied the motion to stay and Mr. Kashmolah consented to dismissing IdentifySensors Fresh Foods Enterprises from the California Action.  Mr. Kashmolah has since refiled his claims against all four of the defendants in Ohio as a counterclaim.

4

Financial Condition and Results of Operations

We have incurred recurring losses to date. Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

Results of Operations

For the Six Months Ended December 31, 2024

We incurred a net loss for the six months ended December 31, 2024 of $1,848,410.

No revenue was earned or recognized during the six months ended December 31, 2024. During the six months ended December 31, 2024, we raised $875,581 from the sale of preferred stock.

Total operating expenses in the six months ended December 31, 2024, were $1,815,520 as compared to $8,431,045 for the six months ended December 31, 2023. The decrease in expenses between the two periods is due to less research and development costs, as well as reduced manufacturing and administrative costs. The main cause of the reduced expenses relates to reduced staffing and research costs. The Company had brought on employees in anticipation of taking their product to market, however, due to lack of funds, cost reductions were required. The decrease in payroll costs was $541,000. Reduction of product development and lab supplies totaled $1,083,313. There were also more than $3,000,000 more in stock compensation expenses for the six months ended December 31, 2023 than there were for the six months ended December 31, 2024.

Operating expenses for the six months ended December 31, 2024, consisted of Research and Development expenses of $794,844, manufacturing expenses of $169,650, marketing expenses of $265,810, office and administrative expenses of $414,336, and professional fees of $170,880.

Fiscal Year Ended June 30, 2024

We incurred a net loss for the fiscal year ended June 30, 2024, of $11,414,979.

No revenue was earned or recognized during the fiscal year ended June 30, 2024. During our fiscal year ended June 30, 2024, we raised $5,529,430 from the sale of stock.

Total operating expenses in the year ended June 30, 2024, were $12,803,526 as compared to $4,374,677 for the year ended June 30, 2023. The increase is because as of June 30, 2022, operations were just getting underway, and the business operations have further ramped up, as described below. Operating expenses for the year ended June 30, 2024, include $4,441,575 in research and development expenses, manufacturing expenses of $1,176,821, marketing expenses of $687,443, office and administrative expenses (including stock compensation expense) of $6,230,689, and professional fees of $266,998.

For the Six Months Ended December 31, 2023

We incurred a net loss for the six months ended December 31, 2023 of $7,029,662.

No revenue was earned or recognized during the six months ended December 31, 2023. During the six months ended December 31, 2023 we raised $3,516,801 from the sale of common stock and warrants.

5

Total operating expenses in the six months ended December 31, 2023 were $8,431,045 as compared to $1,832,305 for the six months ended December 31, 2022. The increase in expenses between the two periods is due to the ramping up of operations.

Operating expenses for the six months ended December 31, 2023 consisted of Research and Development expenses of $3,022,306, manufacturing expenses of $930,177, marketing expenses of $360,859, office and administrative expenses of $3,903,332, and professional fees of $214,371.

Comparability

Research and Development-Research and development costs were $794,844 for the six months ended December 31, 2024, as compared to $1,419,269 for the six months ended June 30, 2024, and $3,022,306 for the six months ended December 31, 2023. Decreases were due to reduced personnel, and reduced lab testing and reduced product development testing.

Manufacturing-Manufacturing costs were $169,650 for the six months ended December 31, 2024, as compared to $246,644 for the six months ended June 30, 2024, and $930,177 for the six months ended December 31, 2023. Decreases were due to reduced personnel, reduced lab supplies, reduced equipment acquisition costs, and reduced manufacturing.

Marketing-Marketing expenses were $265,810 for the six months ended December 31, 2024, compared to $326,584 for the six months ended June 30, 2024, and $360,859 for the six months ended December 31, 2023. The decrease in the expense for the six months ended December 31, 2024, as compared to the six months ended June 30, 2024 and six months ended December 31, 2023, is due to the initial cost of marketing expenses utilized to start advertising campaigns and initial costs of materials incurred during the six months ended June 30, 2024 and six months ended December 31, 2023, no longer being incurred during the six months ended December 31, 2024.

Office and Administrative Expenses-Office and administrative expenses were $414,336 for the six months ended December 31, 2024, compared to $2,327,357 for the six months ended June 30, 2024, and $3,903,332 for the six months ended December 31, 2023. Office and administrative expenses for the six months that ended December 31, 2024, were $414,336 and consist of rent, utilities, office overhead, consulting, supplies, and stock options offered to employees and consultants, which decreased from the six months ended December 31, 2023, as we began to commercialize the science. There was a concise effort to reduce expenses. Payroll was reduced as well as overhead being reduced wherever possible. Software development continues to be a large part of our costs and we expect it will continue to be so. The large decrease in expenses is mainly due to reduced payroll costs and a large reduction in stock compensation expenses.

Professional Expenses. Professional fees for the six months ended December 31, 2024 were $170,880 compared to $52,627 for the six months ended June 30, 2024 and $214,371 for the six months ended December 31, 2023. Professional expenses consist of accounting and audit fees, legal expenses associated with contracts, and expenses related to public offerings. PCAOB audit expenses were included and are additive to our usual accounting fees.

Other Income (Expense). Other income and expense for the six months ended December 31, 2024, was ($32,890) and consisted of ($32,890) in interest expense. Other income (expense) was ($12,835) for the six months ended June 30, 2024, which consisted of $24 in interest income, and ($12,859) in interest expense and other income and expense for the six months ended December 31, 2023, was 1,401,383 and consisted of ($5,639) in interest expense, $1,407,000 of forgiveness of accrued consulting fees, and $22 of interest income.

Liquidity and Capital Resources

Our monthly cash outlays are an estimated $185,000 per month for the six months ended December 31, 2024. Expenses may increase as we add lab equipment and lab personnel. Additional expenses will be incurred in prototype and startup costs related to manufacturing of products. Additional capital will be needed. We intend to continue to raise equity up to our total goal of $50 million.

6

Additionally, as research and quality testing activities increase, it is anticipated the cost of supplies and materials will increase.

We have a current cash balance of $1,149,845 as of June 5, 2025. Accordingly, additional cash needs to be raised to continue operations. At the current rate, and without a significant cash infusion, we may be out of working capital by December 2025, and sooner if we enter into agreements or contracts. This is an estimate only and can be earlier or later, based upon additional requirements as the same become known.

We plan to continue to fund our operations and capital funding needs through equity financing and the exercise of warrants issued in private placements. There is no assurance that we will be able to raise money through offerings or through the exercises of warrants. There are no assurances that we will be able to obtain further funds required for our continued operations. Even if additional financing is available, it may not be available on terms we find favorable. Failure to secure the needed additional financing will have an adverse effect on our ability to remain in business.

Plan of Operation and Funding

We expect to continue research and development primarily through our relationship with the University of Florida. We will also continue to establish relationships with prospective manufacturers, distributors, and large prospective customers. Existing working capital, further advances, together with anticipated capital raises and anticipated cash flow are not expected to be adequate to fund our operations over the next twelve months. Our CEO and certain other consultants and employees had forgiven the payment of certain salaries or fees due to them at December 31, 2023, which resulted in $1,407,000 in forgiveness of debt income for the six months ended December 31, 2023. We have no lines of credit or other bank financing arrangements. We have financed operations to date through proceeds from the sale of our common and preferred stock, warrant exercises, promissory notes, and convertible loans.

Management anticipates additional increases in operating expenses relating to: (i) developmental expenses; (ii) salary expenses; and (iii) marketing expenses. We intend to finance these expenses through the sale of additional shares of securities and through the exercise of outstanding warrants.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences, or privileges senior to our common stock. Additional financing may not be available on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Material Commitments

As of the date of this Semi-Annual Report, we do not have any material commitments except employment agreements and the leases described in Note 5 to the Financial Statements.

Transactions with Related Parties

During the six months ended December 31, 2024, the Company entered several transactions with related parties. For a description of such transactions, see Note 6 to the Financial Statements. Such transactions were undertaken to secure capital for the Company or to retain the employment or professional services of the related party. The transaction prices were not determined based on arm’s-length negotiations, although the Company believes that the prices were on terms no less favorable to the Company than those available from unrelated third parties. No fairness or other valuation opinions were obtained from third party valuation firms.

7

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Going Concern

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $22,677,922 at December 31, 2024, and net loss from operations for the six months ended December 31, 2024, of $1,848,410.

We do not yet have a history of financial stability. Historically, the principal source of liquidity has been the issuance of equity securities and related party advances. In addition, we are in the development stage and have not generated any revenues since inception. These factors raise substantial doubt about our ability to continue as a going concern.

Our ability to continue operations is dependent on the success of management’s plans and raising of capital through the issuance of equity securities, until such time that funds provided by operations are sufficient to fund working capital requirements.

We will require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives. We believe our current available cash is sufficient to meet our cash needs for one month. The Company estimates its current cash reserves can fund operations through December 2025, however, if the costs of research supplies or manufacturing costs increase, it will add substantially more costs and will shorten the estimated time before the Company runs out of capital to fund operations. Without additional financing we will not be able to meet our obligations. There can be no assurance that financing will be available in amounts or terms acceptable to us, if at all.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Critical Accounting Policies and Estimates

For a discussion of our accounting policies and related items, please see the Notes to the Financial Statements, included in Note 1 to the financial statements.

Not applicable.

Item 2.	Other Information

None.

Item 3.	Financial Statements

8

IdentifySensors Biologics Corp

Balance Sheets

As of December 31, 2024 (unaudited) and June 30, 2024 (audited)

	December 31,	June 30,
	2024	2024
ASSETS
Current assets:
Cash	$67,158	$172,482
Prepaid expenses	17,793	14,676
Total current assets	84,951	187,158

Property, plant and equipment	1,207,112	1,335,226
Operating lease right-of-use asset	17,955	67,099
Security deposit	171,225	171,225
Total assets	$1,481,243	$1,760,708

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$963,140	$478,935
Accrued contractor expense – related party	270,000	220,000
Accrued legal and accounting – related party	45,184	51,571
Accrued legal	3,916	–
Accrued payroll	36,469	65,880
Note payable - related party	588,153	539,217
Subscription refunds payable	9,173	9,173
Operating lease liability	18,375	68,212
Total current liabilities	1,934,410	1,432,988

Long-term liabilities:
Note payable	100,000	–
Total long-term liabilities	100,000	–
Total liabilities	2,034,410	1,432,988

Stockholders' equity (deficit)
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, 2,449,393 shares issued and outstanding as December 31, 2024 and 2,470,304 shares issued and outstanding as of June 30, 2024	245	247
Common stock, $0.0001 par value: 350,000,000 shares authorized; 47,079,716 shares issued and outstanding at December 31, 2024 and 47,238,661 at June 30, 2024	4,708	4,769
Additional paid-in capital	22,119,802	21,152,216
Accumulated (deficit)	(22,677,922)	(20,829,512)
Total stockholders' equity (deficit)	(553,167)	327,720
Total liabilities and stockholders' equity (deficit)	$1,481,243	$1,760,708

The accompanying notes are an integral part of these financial statements.

9

IdentifySensors Biologics Corp

Statements of Operations

For the Six Months ended December 31, 2024 and 2023 (unaudited)

	Six Months Ended	Six Months Ended
	December 31,	December 31,
	2024	2023

Revenue	$–	$–
Operating expenses:
Research and development expenses	794,844	3,022,306
Manufacturing	169,650	930,177
Marketing expenses	265,810	360,859
Office and administrative expenses	414,336	3,903,332
Professional fees	170,880	214,371
Total operating expenses	1,815,520	8,431,045

Loss from operations	(1,815,520)	(8,431,045)

Other Income (Expense)
Interest expense	(32,890)	(5,639)
Other income	–	1,407,000
Interest income	–	22
Total Other Income (Expense)	(32,890)	1,401,383

Loss before provision for federal income taxes	(1,848,410)	(7,029,662)
Provision for federal income taxes	–	–
Net loss	$(1,848,410)	$(7,029,662)

Net loss per common share - basic and diluted	$(0.04)	$(0.15)

Weighted average shares outstanding - basic and diluted	49,991,107	48,430,432

The accompanying notes are an integral part of these financial statements.

10

IdentifySensors Biologics Corp.

Statement of Changes in Stockholders' Equity (Deficit)

For the Six Months ended December 31, 2024 (unaudited)

For the Year ended June 30, 2024 (audited)

	Preferred Stock		Common Stock		Additional		Total Stockholders’
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Equity (Deficit)
Balance - July 1, 2023	–	$–	47,978,301	$4,878	$10,485,476	$(9,414,533)	$1,075,821

Common stock issued for cash	–	–	1,324,296	13	2,862,725	–	2,862,738
Common stock converted to preferred stock	–	–	(2,063,936)	(206)	(6,181,693)	–	(6,181,693)
Preferred stock converted from common stock	2,063,936	206	–	–	6,181,693	–	6,181,693
Preferred stock issued for cash	406,368	41	–	–	1,828,634	–	1,828,675
Stock based compensation	–	–	–	–	5,137,448	–	5,137,448
Warrants issued	–	–	–	84	837,933	–	838,017
Net loss for the period	–	–	–	–	–	(11,414,979)	(11,414,979)

Balance - June 30, 2024	2,470,304	$247	47,238,661	$4,769	$21,152,216	$(20,829,512)	$327,720

Common stock reallocation	–	–	(158,945)	9	680,175	–	680,184
Preferred stock issued for cash	194,574	19	–	–	875,562	–	875,581
Preferred stock reallocation	(215,485)	(21)	–	–	–	–	(21)
Stock based compensation	–	–	–	–	104,952	–	104,952
Warrants issued	–	–	–	2	22,210	–	22,212
Warrants expired	–	–	–	(72)	(715,313)	–	(715,385)
Net loss for the period	–	–	–	–	–	(1,848,410)	(1,848,410)

Balance - December 31, 2024	2,449,393	$245	47,079,716	$4,708	$22,119,802	$(22,677,922)	$(553,167)

The accompanying notes are an integral part of these financial statements.

11

IdentifySensors Biologics Corp

Statements of Cash Flows

for the Six Months ended December 31, 2024 and 2023 (unaudited)

	For the	For the
	Six Months Ended	Six Months Ended
	December 31,	December 31,
	2024	2023

Cash from operating activities:
Net loss	$(1,848,410)	$(7,029,662)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation - option	91,942	3,156,546
Depreciation	195,430	127,593
Changes in operating assets and liabilities:
Prepaid expenses	(3,117)	(7,323)
Operating lease right-or-use asset	49,144	49,004
Deposits	–	705,236
Accounts payable and accrued liabilities	502,323	(621,918)
Lease liability amortization	(49,837)	(1,462)
Accrued interest	18,436	5,281
Net cash used in operating activities	(1,044,089)	(3,616,705)

Cash flows from investing activities:
Purchase of equipment	(67,316)	(693,663)
Net cash used in investing activities	(67,316)	(693,663)

Cash flows from financing activities:
Proceeds from related parties	30,500	200,000
Proceeds from non-related parties	100,000	–
Issuance of common stock and warrants for cash	875,581	3,516,801
Net cash provided by financing activities	1,006,081	3,716,801

Net change in cash	(105,324)	(593,567)
Cash - beginning of period	172,482	1,470,562
Cash - end of period	$67,158	$876,995

Supplemental Cash Flow Disclosures
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

The accompanying notes are an integral part of these financial statements.

12

Identifysensors biologics Corp

Notes to the Financial Statements

December 31, 2024

(unaudited)

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation (“Company”) founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens initially for Covid19, and lately Ebola and Marburg viruses, among other pathogens.

As of December 31, 2024, the Company has not yet generated revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The Company's fiscal year end is June 30. Accordingly, such interim financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary to make the financial statements not misleading. The balance sheet as of June 30, 2024, has been derived from the Company’s June 30, 2024, financial statements that were audited by an independent registered public accounting firm but does not include all the information and footnotes required for complete annual financial statements. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. The unaudited financial statements included in this report should be read in conjunction with the financial statements and the notes thereto included in the Form 1-K annual report for the year ended June 30, 2024.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2024.

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash and cash equivalents. There were no cash equivalents as of December 31, 2024, or June 30, 2024.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

13

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of December 31, 2024.

The Company has filed U.S. federal tax returns and other tax returns as required. All statutory tax periods remain open to examination.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the six months ended December 31, 2024, no interest and penalties associated with the Company’s tax positions have been recognized in the statements of income or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization and outside contractors and manufacturers. The Company is now in the phase of early manufacturing and seeking out manufacturing partners as well as government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients.  Expenses support supplies and manpower to produce a working prototype.  These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

Marketing Expenses

Marketing expenses are charged to expenses as incurred. Marketing expenses include, but are not limited to, generating investment leads, advertising for investment leads, advertising, consulting related to advertising, marketing of products, ad placements, and advertising consultants.

Fair Value measurements

When required to measure assets or liabilities at fair value the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The value of warrants, options and other items are deemed to be Level 3.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

14

Basic and diluted earnings per share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company’s common stock, and convertible note payable. For the six months ended December 31, 2024, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	December 31,	June 30,
	2024	2024
Warrants	744,774	849,698
Options	2,483,100	2,483,100
Total possible dilutive shares	3,227,874	3,332,798

Stock-based compensation

Stock-based compensation to employees and non-employees consist of stock options grants, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of share of common stock is based on trading price of the Company’s share.

The Company calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model Assumptions used by the Company in using the Black-Scholes pricing include: 1) volatility based on the Company’s average volatility rate, 2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, 3) the expected life of the option or warrants, and 4) expected cash dividend rate on shares of common stock. During the six months ended December 31, 2024, and the year ended June 30, 2024, volatility was based on average rates for similar publicly traded companies.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common stock purchase warrants and derivative financial instruments

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Leases

The Company has adopted FASB ASC 842. Pursuant to FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense, or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

15

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Note 2 Going Concern

The Company’s financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended December 31, 2024, the Company had a net loss of $1,848,410 and an accumulated deficit of $22,677,922. During the six months ended December 31, 2023, the Company had a net loss of $7,029,662 and an accumulated deficit of $16,444,195. For the year ended June 30, 2024, the Company had a net loss of $11,414,979 and an accumulated deficit of $20,829,512. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue its operating costs and operating plan. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operation losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability as a going concern.

To continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company includes: sales of equity instruments; traditional financing such as loans and obtaining capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

There have been no new accounting standards updates which the Company has adopted.

Note 4 Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, based on current or estimated future taxable profit, is more likely than not to be recovered.

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax assets exists at December 31, 2024.

16

There was no federal income tax (benefit) for the six month period ended December 31, 2024 and 2023.

The Company’s current provision (benefit) for Federal income taxes of $0 is reconciled to the tax calculated at the statutory rate of 21% as follows:

	Dec 31, 2024	Dec 31, 2023
Federal taxes based on net loss
Before Federal tax expense	$(388,166)	$(1,476,229)
Add tax on the following:
Permanent differences	3,089	4,241
Temporary differences
Book-to-tax depreciation	(118,770)	(858,074)
Capitalized R&D expenses	166,917	452,680
Stock compensation expense	19,308	662,875
Unpaid related party expenses	46,200	(243,184)
Unpaid related party interest	3,872	1,184
Change in deferred taxes from net operating loss	267,550	1,456,507

Provision for Federal Income Taxes	$–	–

Significant components of deferred income tax assets and liabilities follows:

	Dec 31, 2024	June 30, 2024
Net operating loss carryover	$2,971,510	$2,920,723
Permanent differences	3,089	3,306
Temporary differences	117,527	924,535
Valuation allowance	(3,092,126)	(3,848,564)
Net deferred tax asset (liability)	$–	$–

Note 5 Leases and Commitments

The Company entered into a lease agreement effective April 1, 2024, for a facility located in Shaker Heights, Ohio. The lease is a 12-month lease with twelve monthly payments beginning on April 1, 2024. Base payments of $1,600 are due on the first day of each month. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $4,722 as of December 31, 2024, and a liability of $4,776 is recorded on the balance sheet as of December 31, 2024. Operating lease costs for the six months ended December 31, 2024, and the six months ended December 31, 2023, were $9,600 and $0, respectively.

The Company also entered into a lease agreement effective March 1, 2023, for a facility located in Gainesville, Florida. The lease is a twenty-four-month lease with twenty-four monthly payments beginning on March 1, 2023. Base payments of $6,825 are due on the first day of each month along with sales tax each month of $478. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $13,233 and $52,930 as of December 31, 2024, and June 30, 2024, and a liability of $13,599 and $53,991 is recorded on the balance sheet December 31, 2024, and June 30, 2024, respectively. Lease costs for the six months ended December 31, 2024, and 2023 were $39,698 and $39,698, respectively. The lease has a renewal option, which extends the terms for an additional year. The lease can be cancelled at any time by the lessor.

17

The Right-of-use assets are summarized below:

	December 31, 2024	June 30, 2024
Office lease	$196,016	$177,682
Less accumulated amortization	(178,061)	(110,583)
Right-of-use, net	$17,955	$67,099

Note 6 Related Party Transactions

Compensation for Management services provided by the Chief Executive Officer, Chief Financial Officer and Treasurer, President and Secretary, Chief Marketing Officer and Sales Director for the six months ended December 31, 2024, was as follows:

	Amounts owed as of the Six Months Ended Dec 31, 2024	Amounts owed as of the Year Ended June 30, 2024
Chief Executive Officer	$10,000	$80,000
Chief Financial Officer and Treasurer	40,000	20,000
President and Secretary	140,000	80,000
Chief Marketing officer and Sales Director	80,000	40,000
	$270,000	$220,000

The Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Operating Officer, President and Secretary, Chief Marketing Officer and Sales Director all agreed to forgive amounts which they were owed as of December 31, 2023. $1,407,000 was forgiven and has been recorded as other income on the income statement for the six months ended December 31, 2023.

The Company has borrowed $395,500 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The notes bear interest at a rate of 6% per annum. The notes and accrued interest shall be paid on the dates that are one year after the maturity date of the respective notes. Interest accrued on the note as of December 31, 2024, and June 30, 2024, were $58,398 and $44,217, respectively. The amounts are classified as note payable – related party on the balance sheet. No interest was paid for the six months ended December 31, 2024 or 2023, or the year ended June 30, 2024.

The Company borrowed $130,000 from the Chief Executive Officer of the Company. The notes bear interest at a rate of 6.5% per annum. The notes and accrued interest is payable on demand. Interest accrued on the note as of December 31, 2024, and June 30, 2024, were $4,255 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet. No interest was paid for the six months ended December 31, 2024 or 2023, of the year ended June 30, 2024.

During the six months ended December 31, 2024, the Company incurred expenses for accounting services in the amount of $45,945 to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. During the six months ended December 31, 2023, the Company incurred expenses for accounting services in the amount of $43,868 to Edward C. Hawkins & Co., Ltd. As of December 31, 2024, and June 30, 2024, the Company owed Edward C. Hawkins & Co., Ltd. $42,842 and $50,505, respectively.

During the six months ended December 31, 2024, the Company incurred expenses for legal services in the amount of $1,276 to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. During the six months ended December 31, 2023, the Company incurred expenses for legal services in the amount of $1,552 to Hawkins and Company LLC. As of December 31, 2024, and June 30, 2024, the Company owed Hawkins and Company LLC $2,342 and $1,066, respectively.

During the six months ended December 31, 2024, the Company incurred expenses for software development in the amount of $27,500 to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. During the six months ended December 31, 2023, the Company incurred expenses for software development in the amount of $53,175 to MCO Advantage, Ltd. The balance owed to MCO Advantage, Ltd. as of December 31, 2024, and June 30, 2024, was $27,250 and $5,500, respectively.

During the six months ended December 31, 2024, the Company incurred expenses for consulting and bookkeeping services in the amount of $20,000 to Healthcare Office Systems Inc., an entity fully owned by a related party. During the six months ended December 31, 2023, the Company incurred expenses for consulting and bookkeeping services in the amount of $20,000 to Healthcare Office Systems Inc. The balance owed to Healthcare Office Systems Inc. as of December 31, 2024, and June 30, 2024, was $0 and $0, respectively.

18

Note 7 Stockholders’ Equity

Authorized Capital Stock

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has two classes of common stock Reg. A and Reg. D. Both classes have the same voting rights and the same per share price of $4.50 as of December 31, 2024. Reg. D investors can qualify to receive warrants whereas Reg. A investors cannot.

Stock Issuances

Common Stock

During the six months ended December 31, 2024, the Company had the following common stock transactions:

•	Issued 0 shares of common stock for total cash proceeds of $0.
•	Issued warrants to purchase 0 shares common stock. The par value is $0.001 per share.

During the year ended June 30, 2024, the Company had the following common stock transactions:

•	Issued 1,600,493 shares of Reg D of common stock and 130,171 Reg A shares for total cash proceeds of $3,700,755.
•	Converted 2,063,936 of Reg D shares into preferred stock. The Company values those shares at a par value of $0.001 per share.

Preferred Stock

During the six months ended December 31, 2024, the Company had the following preferred stock transactions:

•	Issued 194,574 shares of common stock for total cash proceeds of $875,581.
•	Issued warrants to purchase 8,826 shares common stock. The par value is $0.001 per share.

As of December 31, 2024, the Company had 2,449,393 shares of Series A Preferred Stock outstanding.

During the year ended June 30, 2024, the Company had the following preferred stock transactions:

•	Issued 406,368 shares of preferred stock for cash proceeds of $1,828,675 with a par value of $0.001 per share.
•	Converted 2,063,936 of Reg D shares into preferred stock. The Company values those shares at a par value of $0.0001 per share.

As of June 30, 2024, the Company had 2,470,304 shares of Series A Preferred Stock outstanding.

On May 1, 2024, the Company filed a certificate of designation with the Delaware Secretary of State to create a new series of Preferred Stock designated as Series A Preferred Stock. According to the certificate of designation, shares of Series A Preferred Stock will rank superior to shares of Common Stock and to any other series of shares designated as junior to the shares of Series A Preferred Stock. They will have equal rights to receive dividends with the shares of Common Stock. In the event of a voluntary, involuntary or deemed liquidation of the Company, holders of shares of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution, before any payment is made to the holders of Common Stock, a liquidation preference of $9.00 per share. They will vote with the shares of Common Stock, voting together as a single class on a converted basis. Upon a change of control or a qualified public offering, each share of Series A Preferred Stock will be converted into two shares of Common Stock. Voluntary conversion of shares of Series A Preferred Stock may be requested in writing from time to time, and, in this case, each share of Series A Preferred Stock will convert into one share of Common Stock.

19

Stock Options

On July 1, 2020, the Company’s shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date, which for stock awards during the six months ended December 31, 2024, was $.001 per share. The stock was not traded in an open market on the date of grant and fair value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 on December 31, 2024 , and 0 shares were issued during the six months ended December 31, 2024.

A summary of the changes in the Company’s awarded shares for the six months ended December 31, 2024 and year ended June 30, 2024, follows:

	Shares	Fair Value
Outstanding as of June 30, 2024	4,803,822	$4,804
Granted	–	–
Forfeited	–	–
Outstanding as of June 30, 2024	4,803,822	$4,804
Exercisable as of June 30, 2024	3,473,125	3,473
Granted	–	–
Forfeited	–	–
Outstanding as of December 31, 2024	4,803,822	4,804
Exercisable as of December 31, 2024	3,473,125	$3,473

The fair value of performance-based and time-based restricted stock awards units granted during the six months ended December 31, 2024, are as follows:

Restricted stock awards (performance-based)	$–
Restricted stock awards (time-based)	$7,770

As of December 31, 2024 and 2023, there was $0 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0 years.

The following summarizes the number of shares of the option during the six months ended December 31, 2024 and year ended June 30, 2024:

Number of Shares
Outstanding, June 30, 2023:	1,074,212
Granted:	1,976,388
Expired or Forfeited:	(567,500)
Exercised:	–
Outstanding, June 30, 2024:	2,483,100
Granted:	–
Expired or Forfeited:	–
Exercised:	–
Outstanding, December 31, 2024:	2,483,100
Exercisable, December 31, 2024:	1,616,408

20

The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percent Vested Monthly Thereafter	Expiration Date
March 10, 2021	12,500	$4.00	10.00%	6.00%	March 9, 2031

September 1, 2021	2,000	$5.25	100.00%	0.00%	September 1, 2026

October 8, 2021	100,000	$4.25	0.00%	n/a	October 8, 2026

February 1, 2022	30,000	$4.25	0.00%	4.17%	February 27, 2026

February 19, 2022	30,000	$4.00	0.00%	4.17%	February 27, 2026

May 5, 2023	400,000	$4.50	0.00%	2.08%	May 4, 2028

May 5, 2023	240,000	$4.50	0.00%	n/a	May 4, 2028

May 26, 2023	222,222	$4.50	0.00%	n/a	May 26,2026

July 10, 2023	30,000	$4.50	0.00%	2.08%	July 30, 2027

August 13, 2023	75,000	$4.50	100.00%	n/a	July 30, 2028

October 20, 2023	75,000	$4.50	100.00%	n/a	November 1, 2028

November 1, 2023	70,000	$4.50	0.00%	2.50%	November 1, 2028

November 1, 2023	888,888	$4.50	50.00%	2.08%	October 30, 2033

January 1, 2024	75,000	$4.50	100.00%	n/a	January 1, 2029

January 18, 2024	112,500	$4.50	100.00%	n/a	January 18, 2029

February 23, 2024	75,000	$4.50	100.00%	n/a	February 23, 2029

March 8, 2024	400,000	$4.50	10.00%	n/a	March 7, 2029

May 8, 2024	75,000	$4.50	100.00%	n/a	May 8, 2029

No options expired during the six months ended December 31, 2024.

All options vest as described above, provided the Optionee continues to provide continuous service to the Company.

The average remaining contractual life of the options outstanding was 3.69 years as of December 31, 2024, and 4.29 years as of June 30, 2024.

The options were valued at fair value as determined at a valuation between $1.47 and $4.32 per share using the Black-Scholes method. An expected price volatility between 66.37% and 131.94%, a risk-free interest rate between 4.09% and 4.47%, and a dividend yield of 0% was used in the calculation of the fair value as of December 31, 2024.

At December 31, 2024, the intrinsic value of the outstanding options was ($1,831,911).

21

Warrants

Warrants the Company issues for services provided are recorded as compensation expense and included in office and administrative expense on the statements of operations. Compensation expense for warrants issued for the six months ended December 31, 2024, and December 31, 2023, was $0.

The Company also issues warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

The cost associated with these warrants are classified as finance cost. Finance costs for the six months ended December 31, 2024 and December 31, 2023, were $0.

During the six months ended December 31, 2024, the Company issued 8,826 warrants consisting of 0 shares for compensation and 8,826 shares to stockholders who had purchased shares through Regulation D offerings for achieving specified levels of investment, to purchase common stock with a weighted average price of $4.50 per share. All warrants outstanding are exercisable as of December 31, 2024.

The following summarizes the number of warrants during the six months ended December 31, 2024:

Number of Warrants
Balance at June 30, 2024:	849,698
Granted:	8,826
Exercised:	–
Expired:	(113,750)
Balance at December 31, 2023:	744,774

The fair value of the warrants outstanding at December 31, 2024, using the Black-Scholes method, is estimated at $1,097,681. An expected price volatility between 66.37% and 131.94%, a risk-free interest rate between 4.09% and 4.47%, and a dividend yield of 0% was used in the calculation of the fair value as of December 31, 2024.

The intrinsic value of the warrants as of December 31, 2024, is ($2,784,558).

Note 8 Other Subsequent Events

The Company has evaluated subsequent events through the filing of this Semi-Annual Report and determined that there have been no other events that have occurred that would require disclosure in these financial statements.

22

Item 4.	Exhibits

Exhibit Number		Description
2.1	**	Certificate of Incorporation
2.2	**	Certificate of Amendment of Incorporation
4.1	**	Form of Subscription Agreement

**	Filed Previously with the Securities and Exchange Commission on October 27, 2020.

23

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shaker Heights, Ohio, on July 29, 2025.

IdentifySensors Biologics Corp.

By:	/s/ Dr. Gregory Hummer
Name:	Dr. Gregory Hummer
Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Gregory Hummer	Chief Executive Officer	July 29, 2025
Dr. Gregory Hummer

/s/ Ann M. Hawkins	Chief Financial Officer	July 29, 2025
Ann M. Hawkins

24